No Act

October 8, 2009
IM Ref. No. 20095131130
T. Rowe Price Associates, Inc.
File No. 801-856 132-02701

RESPONSE OF THE OFFICE OF CHIEF COUNSEL
DIVISION OF INVESTMENT MANAGEMENT

Your letter dated October 8, 2009 requests our assurance that we would not recommend enforcement action to the Securities and Exchange Commission ("Commission") under Section 17(a) or 17(d) of the Investment Company Act of 1940 (the "Act") or Rule 17d-1 thereunder, against certain registered investment companies for which T. Rowe Price Associates, Inc., or an entity controlling, controlled by or under common control with T. Rowe Price Associates, Inc. (together, "T. Rowe Price") serves as investment adviser or sub-adviser (the "Price Funds"), T. Rowe Price, the Private Fund (as defined below) or the Accounts (as defined in your letter), if the Price Funds or Accounts purchase interests, either in cash or through a contribution of securities in-kind, in a pooled investment vehicle that will rely on Section 3(c)(1) or 3(c)(7) of the Act and will be organized for the specific purpose of acquiring eligible collateral and obtaining loans under the U.S. Treasury's Term Asset-Backed Securities Loan Facility (the "Private Fund") without obtaining an order from the Commission pursuant to Section 17(b) of the Act or Rule 17d-1 thereunder.

Based on the facts and representations set forth in your letter, we would not recommend that the Commission take any enforcement action under Section 17(a) or 17(d) of the Act or Rule 17d-1 thereunder against the Price Funds, T. Rowe Price, the Private Fund, or Accounts, if the Price Funds or Accounts purchase interests, either in cash or through a contribution of securities in-kind, in the Private Fund without obtaining an order from the Commission pursuant to Section 17(b) of the Act or Rule 17d-1 thereunder. This response expresses our view on enforcement action only and does not express any legal or interpretive conclusion on the issues presented.

Because our position is based upon the representations made to us in your letter, any different facts or representations may require a different conclusion.[1]

Stephen Van Meter
Senior Counsel

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1 The Division of Investment Management generally permits third parties to rely on no-action or interpretive letters to the extent that the third party's facts and circumstances are substantially similar to those described in the underlying request for a no-action or interpretive letter. Investment Company Act Release No. 22587 (Mar. 27, 1997), n.20. In light of the very fact specific nature of T. Rowe Price's request, however, the position expressed in this letter applies only to the entities seeking relief, and no other entity may rely on this position.

WILLKIE FARR & GALLAGHER LLP

787 Seventh Avenue
New York, NY 10019-6099
Tel: 212 728 8000
Fax: 212 728 8111

October 8, 2009

Nadya B. Roytblat, Esq.
Assistant Chief Counsel
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: T. Rowe Price Funds
Investment Company Act of 1940 – Sections 17(a) and 17(d) and Rule 17d-1

Dear Ms. Roytblat:

The purpose of this letter is to request assurance that the staff of the Division of Investment Management (the "Staff") of the Securities and Exchange Commission ("SEC") will not recommend enforcement action to the SEC for violations of Section 17(a) or 17(d) of the Investment Company Act of 1940, as amended (the "Act"), or Rule 17d-1 thereunder, against certain registered investment companies, or series thereof, for which T. Rowe Price Associates, Inc. or an entity controlling, controlled by or under common control with T. Rowe Price Associates, Inc. (collectively, "T. Rowe Price") serves as investment adviser or subadviser (the "Price Funds"), T. Rowe Price, the Private Fund (as defined below) or the Accounts (as defined below), if the Price Funds or Accounts purchase interests, either in cash or through a contribution of securities in-kind, in the Private Fund, that will rely on Section 3(c)(1) or 3(c)(7) of the Act and will be organized for the specific purpose of acquiring Eligible Securities (as defined below) and obtaining loans under the Term Asset-Backed Securities Loan Facility (the "TALF") without obtaining an order from the SEC pursuant to Section 17(b) of the Act or Rule 17d-1 thereunder. For the reasons discussed below, we believe that the concerns underlying Sections 17(a) and 17(d) and Rule 17d-1 are either not raised by the proposed transactions or are adequately addressed by the conditions set out below.

Background

The TALF program was launched by the United States Department of the Treasury and the Federal Reserve Board to catalyze the securitization markets by providing financing to investors to support their purchases of certain AAA-rated asset-backed securities ("ABS") and commercial mortgage-backed securities ("CMBS"), thereby assisting lenders in meeting the borrowing needs of consumers and small businesses, and helping to stimulate the broader economy.[1] Under the TALF program, the Federal Reserve Bank of New York (the "FRBNY") provides non-recourse funding through one or more loans ("TALF Loans") to any eligible borrower that posts eligible collateral as defined by the FRBNY.

[1] The TALF program is authorized under Section 13(3) of the Federal Reserve Act. See 12 U.S.C. § 343 (2007). The TALF Program is scheduled to terminate on March 31, 2010 for ABS and legacy CMBS issued before January 1, 2009, and on June 30, 2010 for newly issued CMBS.

An "eligible borrower" is defined in the Procedures (as defined below) as any U.S. Company that owns eligible collateral. The Procedures state that an investment fund that is organized in the United States and managed by an investment manager that has its principal place of business located in the United States is a U.S. Company. "Eligible collateral" is currently defined in the Procedures as certain U.S. dollar-denominated ABS and CMBS that meet certain criteria, including credit ratings in the highest long-term or short-term investment-grade rating category from two or more major nationally recognized statistical rating organizations ("NRSRO")[2] and not having a credit rating below the highest investment-grade rating category from a major NRSRO ("Eligible Securities").[3]

Under the TALF program, a borrower can either use the proceeds of a TALF Loan to purchase Eligible Securities to be posted as collateral for the loan or post Eligible Securities already held by the borrower as collateral. The Eligible Securities posted as collateral for a specific TALF Loan must be of the same security type (i.e., with the same CUSIP).[4] The non-recourse nature of the TALF Loans means that if a TALF Loan is not repaid, the FRBNY generally may enforce its rights only with respect to the collateral and its recourse rights will not extend to the other assets of the borrower.[5]

The terms and conditions of a borrower's participation in the TALF program will be governed by the TALF Standing Loan Facility Procedures ("Procedures") and the Master Loan and Security Agreement ("MLSA") among a primary dealer (as agent to the borrower), the FRBNY (as lender), and The Bank of New York Mellon ("BNY Mellon") (as administrator and custodian for the TALF program). The FRBNY reserves the right, in its sole discretion, to review and make adjustments and amendments to the MLSA, the Procedures and to TALF Loans. The TALF program is structured so that prospective borrowers may access the TALF program only by executing a customer agreement and opening a customer account with one or more primary dealers participating in the program. The primary dealer is intended to act in all instances as the borrower's agent, for purposes of accessing the TALF program, and the borrower's sole interface with the FRBNY and BNY Mellon (as administrator and custodian for the program). The customer agreement with the primary dealer may require a guarantor as a party, depending on the creditworthiness of the borrower. The guarantor, if any, would guarantee the obligations of the borrower to the primary dealer under the customer agreement.

The amount of any TALF Loan generally will be equal to the market value of the collateral, minus a haircut that will be based on the type, value and average life of the Eligible Securities that serve as collateral (the "Haircut Amount"). For example, if a borrower were seeking to obtain the minimum TALF Loan, which is currently $10 million, with collateral that is subject to a 10 percent haircut, it

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[2] The major NRSROs for purposes of determining TALF-eligible securities are designated by the FRBNY. The FRBNY will periodically review its use of NRSROs, for the purpose of determining TALF-eligible securities. A borrower's TALF Loan will not be affected if an NRSRO downgrades an Eligible Security used as collateral on the existing TALF Loan.

[3] The types of assets that qualify as Eligible Securities under the TALF program may be expanded in the future to include private-label residential mortgage-backed securities, collateralized loan and debt obligations and other types of assets that the FRBNY deems appropriate.

[4] In the case of SBA 7(a) Pool Certificates, a borrower may pledge more than one type of Certificate as collateral for a single TALF Loan; however, each Certificate must have the same weighted average life.

[5] Under certain limited circumstances the non-recourse nature of a TALF Loan may cease to exist with respect to a borrower.

would be required to deliver a total of approximately $11 million worth of collateral. The market value of the collateral will be determined by BNY Mellon (as administrator and custodian for the TALF program) and, in the case of newly issued collateral pledged by a borrower, the market value will be the price paid by the borrower for the Eligible Securities.[6] For ABS or CMBS that are issued and purchased on the TALF Loan closing date, BNY Mellon will determine the value of the collateral based on the price the borrower paid for the collateral as set forth in the sales confirmation. For ABS and non-legacy CMBS purchased prior to the TALF Loan closing date, BNY Mellon will generally use customary pricing services to value the collateral, but depending on the circumstances, may use an average of price quotations received from at least three broker-dealers or may independently determine the value in consultation with the FRBNY. For legacy CMBS, the value of the collateral will generally be the lesser of the price paid by the borrower or the price determined by the FRBNY.[7] A TALF Loan will be pre-payable at the option of the borrower without any penalty and the borrower may satisfy its obligation in full at any time by surrendering the collateral to the FRBNY.

Proposed Transactions

Each of the Price Funds is an investment company registered under the Act, or series thereof, that is permitted under its investment program to acquire Eligible Securities. As noted above, T. Rowe Price serves as the investment adviser or subadviser to each Price Fund. The Price Funds for which T. Rowe Price serves as subadviser are advised by an investment adviser not affiliated with T. Rowe Price.

The Price Funds currently hold or have the ability to acquire Eligible Securities which could be used as collateral for TALF Loans.[8] However, as noted above, the current minimum TALF Loan amount is $10 million. Thus, a Price Fund wishing to obtain a TALF Loan would be required to post Eligible Securities of a uniform type as collateral in an amount at least equal to $10 million plus the applicable Haircut Amount. Many of the Price Funds that invest in Eligible Securities do not hold such amount of Eligible Securities or do not wish to be exposed to such amount of Eligible Securities.[9] As a result, the Price Funds propose to gain indirect access to the TALF program by investing in a pooled investment vehicle sponsored and managed by T. Rowe Price that would be organized for the specific purpose of acquiring Eligible Securities and obtaining TALF Loans (the "Private Fund").[10] The Private Fund will qualify as an "eligible borrower" under the TALF program because it will be organized in the United States and

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[6] At the time a TALF Loan is requested, the borrower must provide a description of the collateral including, among other information, whether it is a newly issued security or a security purchased in the secondary market, the CUSIP, the asset class, the face amount and the current market value.

[7] Legacy CMBS is defined as CMBS issued prior to January 1, 2009.

[8] Each of the Price Funds would meet the definition of "eligible borrower" under the TALF program because it is organized in the United States and is managed by an investment adviser that has its principal place of business located in the United States.

[9] Certain Price Funds have sufficient Eligible Securities and may participate directly in the TALF program in accordance with the Staff's guidance in Franklin Templeton Investments, SEC No-Action Letter (June 19, 2009).

[10] Price Funds that have sufficient Eligible Securities to participate directly in the TALF program would also be permitted to invest in the Private Fund.

will be managed by T. Rowe Price, which has its principal place of business located in the United States. Interests in the Private Fund ("Private Fund Interests") will only be sold to eligible Price Funds and certain institutional separately managed accounts and common trust funds managed by T. Rowe Price (collectively, the "Accounts"). With respect to Price Funds that are subadvised by T. Rowe Price, only the portion of the portfolio over which T. Rowe Price exercises investment discretion may invest in the Private Fund.

The Private Fund will facilitate access to the TALF program for Price Funds and Accounts that would otherwise be effectively precluded from taking advantage of the TALF program due to the minimum TALF Loan amount. At the same time, such Price Funds and Accounts will continue to be able to be invested, albeit indirectly, in Eligible Securities, consistent with their respective investment programs. An investment in the Private Fund by the Price Funds would also give retail investors, who are Price Fund shareholders, indirect access to the benefits of the TALF program. The Price Funds will not do anything through the Private Fund that would be unlawful for the Price Funds to do directly under the Act.

The Price Funds and Accounts wishing to participate in the TALF program would purchase Private Fund Interests for cash or through a contribution in-kind of Eligible Securities held in their respective portfolios or a combination of cash and in-kind contributions (the "Proposed Transactions"). The Private Fund can then, in turn, obtain a TALF Loan using the contributed Eligible Securities as collateral for the TALF Loan or use the cash investments or TALF Loan proceeds to purchase Eligible Securities that would be posted as collateral for the TALF Loan. The in-kind contributions will benefit the Price Funds and Accounts by eliminating the duplication of transaction costs and potential market impact that would otherwise result from a Price Fund or Account disposing of Eligible Securities in the open market to generate cash for the purchase of Private Fund Interests and the Private Fund subsequently purchasing the same or substantially similar Eligible Securities with such cash. Except for those Price Funds that are subadvised by T. Rowe Price, the Price Funds and the Private Fund will have identical pricing procedures for determining their respective net asset values and will follow these procedures in determining the value of any Eligible Securities to be transferred to the Private Fund and the amount of Private Fund Interests to be issued in exchange therefor.[11] Such procedures will be based on objective and verifiable valuation measures. For reasons discussed below, no Price Fund or Account will contribute Eligible Securities in-kind to the Private Fund in exchange for Private Fund Interests (or if the in-kind contribution has already been made, the Eligible Securities will be returned to the Price Fund or Account, as applicable) unless the value ascribed to such Eligible Securities by the Price Fund or the Account and the Private Fund under their respective pricing policies and procedures (which, as specified above for the Price Funds (other than those subadvised by T. Rowe Price) and the Private Fund, will be identical) is consistent with the value that BNY Mellon (as administrator and custodian for the TALF program) would ascribe to such Eligible Securities in the event such Eligible Securities are posted as collateral for a TALF Loan. If such Eligible Securities are posted as collateral for a TALF Loan, T. Rowe Price will compare the value ascribed to such securities by the Private Fund to the value ascribed

[11] Price Funds that are subadvised by T. Rowe Price will value the Private Fund Interests and any Eligible Securities in accordance with their respective pricing policies and procedures, which may not be identical to those of the other Price Funds. The investment advisers to such subadvised funds are unaffiliated with T. Rowe Price. Such unaffiliated investment advisers will generally value the Private Fund Interests and Eligible Securities in a manner consistent with the way they value other securities of a similar type.

to such securities by BNY Mellon. If there is a difference between the values ascribed to such securities by the Private Fund and BNY Mellon, T. Rowe Price will independently investigate the BNY Mellon value and may proceed with pledging such securities as collateral if it determines that such difference is immaterial.[12] Under the TALF program, the value ascribed by BNY Mellon to Eligible Securities pledged as collateral may generally not be challenged by the borrower. BNY Mellon is not affiliated with T. Rowe Price.

The Private Fund will be organized as a Delaware limited partnership or limited liability company. T. Rowe Price will be the general partner or managing member, as applicable, of the Private Fund. T. Rowe Price may also be required by the Private Fund's primary dealer to act as guarantor under the Private Fund's customer agreement with the dealer. The Private Fund will seek to achieve attractive returns by primarily investing its assets in Eligible Securities and obtaining TALF Loans. The Private Fund is expected to have minimal cash reserves with proceeds from loans and cash investments invested in high quality, liquid assets which may include cash equivalents, U.S. Treasury securities and affiliated money market funds, until such time as the Private Fund can be fully invested in Eligible Securities and has obtained TALF Loans on all or substantially all of such Eligible Securities. The Private Fund will otherwise limit its business activities to acquiring Eligible Securities, obtaining TALF Loans, investing in derivatives for hedging purposes[12] and entering into repurchase and reverse repurchase agreements to facilitate securities settlements, and its organizational documents will reflect such limitations. The Private Fund would be exempt from registration under the Act in reliance on either Section 3(c)(1) or 3(c)(7) of the Act.

There will be no separate management fee payable to T. Rowe Price for managing the Private Fund. There will be no performance or other incentive fees paid to T. Rowe Price by the Private Fund or any of the Price Funds or Accounts invested in the Private Fund. Any assets of a Price Fund invested in the Private Fund will be subject to the Price Fund's management fee similar to any other portfolio investment. Accordingly, no Price Fund will pay T. Rowe Price, directly or indirectly, management fees relating to an investment in the Private Fund that exceed the management fees that the Price Fund would have paid T. Rowe Price under its existing management and/or other agreements, if the Price Fund did not invest in the Private Fund. The Private Fund will bear its organizational and ongoing operating expenses. The Private Fund's organizational expenses (for legal, tax and accounting consultations and services) are estimated to be approximately $100,000-$125,000. The Private Fund's annual operating expenses (for fund accounting and financial reporting, audit and tax return preparation and other

[12] The board of directors/trustees ("Board"), including a majority of the independent members of the Board, of each Price Fund (other than a Price Fund subadvised by T. Rowe Price) will approve the methodology for determining the materiality of any difference between the price of Eligible Securities provided by the Price Fund's pricing service and the price of the Eligible Securities provided by BNY Mellon. The Valuation Committee (as defined below) will implement the methodology approved by a Board of a Price Funds.

[13] To the extent a TALF Loan term expires prior to the maturity of the corresponding Eligible Securities, the Private Fund may be exposed to interest rate fluctuations during the period between such TALF Loan term expiration and the maturity date of the Eligible Securities. The Private Fund will use derivatives-solely for hedging purposes to manage the risk of interest rate fluctuations. Such derivatives may include futures and interest rate swaps. The Private Fund will limit its investment in derivatives to 10% of its total assets determined in a manner consistent with SEC interpretive guidance for registered investment companies. The Private Fund will not invest in any asset, including any derivative, unless such investment is consistent with each investing Price Fund's investment program.

administrative services) are estimated to be approximately $195,000-$220,000. Of such total, only the expenses related to fund accounting and financial reporting (estimated to be approximately $145,000) will be paid to the Private Fund's accounting agent, which is affiliated with the Private Fund; the balance (estimated to be approximately $50,000-$75,000) will be paid to service providers that are not affiliated with the Private Fund. The annual fee payable by the Private Fund to its accounting agent for services is and will continue to be comparable to the annual fee payable by a Price Fund of similar accounting complexity for similar services. Except with respect to those Price Funds for which T. Rowe Price serves as subadviser, each Price Fund's accounting fees are reviewed and approved annually by such Price Fund's board of directors/trustees. The Private Fund's organizational and operating expenses will be charged to the capital accounts of the Private Fund interest holders (as defined below) on a pro rata basis. T. Rowe Price will bear all marketing and distribution-related expenses with respect to the Private Fund.

Each investor that becomes a limited partner or interest holder, as the case may be (hereinafter referred to as "interest holder"), of the Private Fund will be required to invest a minimum subscription amount. Investments by the Price Funds in the Private Fund may be aggregated for purposes of meeting any minimum subscription in the Private Fund. All of the Private Fund Interests will have identical rights and obligations and will be sold to investors through binding commitments in a single offering (with a maximum subscription period of 60 days) at the same price and on identical terms and conditions, other than the fact that certain Interests will be sold for cash while other Interests will be sold for an in-kind contribution of Eligible Securities. Interest holders at the closing will make binding capital commitments, a portion of which will be funded in cash or Eligible Securities at the closing, and the remainder to be drawn down on a periodic basis (anticipated to be monthly concurrent with future TALF auctions) with advance notice to interest holders. All capital calls from interest holders will be made simultaneously on a pro rata basis at the same price. The Private Fund will maintain capital accounts for each interest holder reflecting such interest holder's pro rata interest in the Private Fund. It may take several months to fully invest all of the assets of the Private Fund.

In the event the Private Fund cannot fully invest its assets in Eligible Securities, it will return such uninvested capital to interest holders pro rata based on the relative size of their respective capital accounts in exchange for their Private Fund Interests, provided, however, that if the interest holder contributed Eligible Securities (which were not able to be used as collateral for a TALF Loan), and not cash, the Private Fund will return such Eligible Securities to the interest holder instead of cash in exchange for the interest holder's Private Fund Interests. In an instance where the Private Fund is not seeking to return uninvested capital to interest holders, but is not able to use certain Eligible Securities contributed by an interest holder as collateral for a TALF Loan, the Private Fund will return such Eligible Securities to the interest holder and require it to contribute cash instead.

All Private Fund borrowings for investment purposes will be exclusively through the TALF program. The Private Fund may obtain temporary borrowings and enter into repurchase and reverse repurchase agreements to facilitate securities settlements. The Private Fund will seek to hold Eligible Securities with maturities that align with the term of its TALF Loans. To the extent a TALF Loan term expires prior to maturity of the corresponding Eligible Securities that are collateral for the Loan, T. Rowe Price will determine, in the best interests of the Private Fund interest holders, whether to sell the collateral and repay the TALF Loan or surrender the collateral as repayment for the TALF Loan, as permitted under the TALF program.[14]

The Private Fund is expected to have a three- to five-year term depending on the terms of its TALF Loans. The term of the Private Fund may be extended for up to two additional one-year periods to accommodate extensions of the TALF program by the FRBNY with the consent of interest holders holding a majority of the outstanding Private Fund Interests. Distributions to interest holders may not occur until some specified period of time after the initial investment by the interest holders. Thereafter, distributions may occur on a monthly or quarterly basis as the Private Fund receives principal and interest payments on its investments upon repayment of the TALF Loans or through the distribution of loan proceeds at or about the time the Private Fund enters a TALF Loan. Any such distributions will be made to all interest holders at the same time in cash on a pro rata basis.

In an effort to protect investors and in light of the fact that the Private Fund is not expected to maintain significant cash reserves, interest holders in the Private Fund will not be permitted to redeem their Private Fund Interests during the term of the Private Fund (except under limited circumstances, as described above). Due to such prohibition on redemption of Private Fund Interests, the Price Funds will treat Private Fund Interests as illiquid, as that term has been interpreted under relevant SEC interpretive positions.[15] As a result, Private Fund Interests will be subject to a Price Fund's limitation on illiquid investments. However, despite such restriction on redeeming Private Fund Interests, T. Rowe Price will calculate the net asset value of the Private Fund on a daily basis using its pricing policies and procedures, which, as stated above, are identical to the Price Funds' pricing policies and procedures (except in the case of Price Funds that are subadvised by T. Rowe Price).[16] The directors/trustees of the Price Funds (other than those Price Funds that are subadvised by T. Rowe Price) have delegated the valuation of securities that do not have readily available market prices to T. Rowe Price's valuation committee ("Valuation Committee") under specific guidelines that have been approved by such Price Funds' directors/trustees. Therefore, the Valuation Committee will determine if the Private Fund Interests should be fair valued based on a methodology consistent with such Price Funds' pricing policies and procedures.[17]

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[14] In lieu of repaying the outstanding principal or interest on a TALF Loan, a borrower may surrender the collateral to the FRBNY. Upon surrendering the collateral, a borrower no longer has any obligation to repay the principal or interest on the TALF Loan due to the non-recourse nature of the loan.

[15] See Acquisition and Valuation of Certain Portfolio Instruments by Registered Investment Companies, Investment Company Act Release No. 14983 (Mar. 12, 1986) at text following n.21 ("The term 'illiquid security' generally includes any security which cannot be disposed of promptly and in the ordinary course of business without taking a reduced price."

[16] See supra, note 11.

[17] The Valuation Committee will consider the illiquidity of the Private Fund Interests in determining the value of those Interests for purposes of calculating each Price Fund's net asset value in accordance with the Price Fund's pricing policies and procedures and applicable accounting standards.

Any investment by a Price Fund in the Private Fund will be subject to the following conditions (the "Conditions"):[18]

1. Prior to a Price Fund's investment in the Private Fund, T. Rowe Price must review the Price Fund's investment objectives, policies and restrictions and determine whether such investment is appropriate for that Price Fund on an individualized basis. Except with respect to those Price Funds that are subadvised by T. Rowe Price, any investment by a Price Fund in the Private Fund must also be approved in advance by such Price Fund's Board , including a majority of the independent members.

2. Except with respect to those Price Funds that are subadvised by T. Rowe Price, a Price Fund may invest in the Private Fund only if it has an operating policy that restricts it from purchasing additional securities to the extent it has borrowed in excess of 5% of its assets. However, the borrowing of a TALF Loan, including indirectly through an investment in the Private Fund, will not be subject to this operating policy.

3. A Price Fund may not invest more than 5% of its total assets in the Private Fund or more than 10% of its total assets in the Private Fund, any other investment vehicle relying on section 3(c)(1) or 3(c)(7) of the Act and direct investments in TALF Loans. No single investor in the Private Fund (including a Price Fund) may hold an investment constituting 25% or more of the total value of the outstanding Private Fund Interests.

4. Private Fund Interests must have identical rights and obligations and such Interests will be sold to investors (and commitments to purchase such Interests will be obtained from investors) in a single offering (with a maximum subscription period of 60 days) at the same price and on identical terms and conditions, except that certain Private Fund Interests will be sold for cash and other Private Fund Interests will be sold for an in-kind contribution of Eligible Securities. The Private Fund Interests will be sold at the net asset value per share of the Private Fund determined in accordance with the Private Fund's pricing policies and procedures.[19]

5. The Private Fund and any Price Fund investing in the Private Fund, other than those that are subadvised by T. Rowe Price, will have the same pricing policies and procedures for determining their net asset values and will follow those policies and procedures in determining the amount of interests of the Private Fund sold to a Price Fund through the contribution in-kind of Eligible Securities. The Private Fund and any Price Fund investing in the Private Fund, other than those that are subadvised by T. Rowe Price, will ascribe the same value to any Eligible Securities contributed in-kind.[20]

[18] The investment adviser for each Price Fund that is subadvised by T. Rowe Price will independently determine whether to invest in the Private Fund and will comply with the Conditions applicable to the Price Funds, with the exceptions noted.

[19] The Valuation Committee will consider the illiquidity of the Private Fund Interests in determining the value of those Interests for purposes of calculating each Price Fund's net asset value in accordance with the Price Fund's pricing policies and procedures and applicable accounting standards.

[20] See supra, note 11.

6. A Price Fund's or Account's investment in the Private Fund through a contribution in-kind of Eligible Securities held in its portfolio will not be expected to dilute the interests of any Price Fund investing in the Private Fund.[21]

7. Private Fund Interests must be sold to investors without any sales load or similar charges. The Private Fund reserves the right to require a Private Fund interest holder to pay an additional fee to the Private Fund if the interest holder does not fulfill its binding capital commitment during any periodic draw down. The amount and terms of this fee will be determined in an identical manner for all Private Fund interest holders.

8. Private Fund Interests must be non-transferable (except with respect to limited transfers between affiliates in cases of dissolution, succession or other transfers provided by law), non-redeemable, and may not be repurchased by the Private Fund from any interest holder during the life of the Private Fund (except to the extent the Private Fund cannot fully invest its assets in Eligible Securities and returns such uninvested capital to interest holders (in the form of cash or Eligible Securities, as described above) pro rata based on the relative size of their respective capital accounts in exchange for the Private Fund Interests issued to the interest holder). All distributions on Private Fund Interests during the life of the Private Fund must be made to interest holders at the same time in cash on a pro rata basis. Upon liquidation, the Private Fund must pay each interest holder its proportionate share of the net asset value of the Private Fund (the "Liquidation Payment"). The Liquidation Payment must be made to all interest holders at the same time in cash. At the recommendation of the Private Fund's general partner or managing member, as the case may be, the interest holders holding a majority of the outstanding Private Fund Interests may vote to liquidate the Private Fund before expiration of its scheduled term if it is determined to be in the best interests of the interest holders. No redemption, repurchase or similar fee may be charged in connection with the Liquidation Payment.

9. Neither T. Rowe Price nor its affiliates will make a proprietary investment in the Private Fund except to the extent necessary to provide the seed capital for the Private Fund.

10. No Price Fund will pay T. Rowe Price, directly or indirectly, investment advisory fees relating to an investment in the Private Fund that exceed the investment advisory fees that the Price Fund would have paid T. Rowe Price under its existing investment advisory and/or other agreements, if the Price Fund did not invest in the Private Fund. The Private Fund's organizational and ongoing operating expenses will be charged to the capital accounts of the Private Fund interest holders on a pro rata basis.

11. The Private Fund must make information about its portfolio investments available to the Board of each Price Fund that holds Private Fund Interests, other than those that are subadvised by T. Rowe Price, to the same extent as if the portfolio investments were held directly by such Price

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[21] Since a Price Fund that is subadvised by T. Rowe Price will value any Eligible Securities contributed in-kind in accordance with its pricing policies and procedures, as noted above, which may differ from the Private Fund's pricing policies and procedures, the subadvised fund's investment adviser will need to determine prior to making an investment in the Private Fund that the subadvised fund's shares will not be diluted as a result of the investment in the Private Fund.

Fund.[22] T. Rowe Price must make the Private Fund's accounts, books and records available for inspection by the Staff and, if requested, furnish copies thereof to the Staff. All books and records will be maintained and preserved for a period of not less than six years from the end of the fiscal year in which the Private Fund liquidates, the first two years in an easily accessible place.

12. The Private Fund will be deemed to be subject to Sections 9, 12, 13, 17(a), 17(d), 17(e), 17(f), 17(h), 21, 23(a), and 36-53 of the Act as if the Private Fund were a closed-end investment company registered under the Act. T. Rowe Price will add the Private Fund to the compliance procedures for those Price Funds that are part of the T. Rowe Price group of investment companies related to the provisions enumerated above, to seek to ensure that the Private Fund complies with these provisions. The Private Fund will maintain books and records required by Rules 31a-1(b)(1), 31a-1(b)(2)(ii) and 31a-1(b)(9) under the Act. T. Rowe Price will provide annually to the Board a written report about compliance with this condition.

Discussion

Section 17(a). Section 17(a)(1) of the Act provides, in pertinent part, that it is unlawful for any affiliated person of a registered investment company, or an affiliated person of such person, acting as principal, to knowingly sell any security to such investment company, subject to certain exceptions. Section 17(a)(2) of the Act provides, in pertinent part, that it is unlawful for any affiliated person of a registered investment company, or an affiliated person of such person, acting as principal, to knowingly purchase any security (other than any security of which the seller is the issuer) from such investment company. Section 17(a) was designed to prevent self-dealing and other forms of overreaching of a registered investment company by its affiliates.[23] Section 17(a) also addresses self-dealing by prohibiting a purchase or sale transaction involving a registered investment company when an affiliated person of the registered investment company is a party to the transaction and has "both the ability and the pecuniary incentive to influence the actions of the investment company."[24]

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[22] T. Rowe Price will provide to the investment adviser of each of the Price Funds that is subadvised by T. Rowe Price and invests in the Private Fund the same information about the portfolio investments of the Private Fund that it provides to the Board of each other Price Fund.

[23] See Investment Company Mergers, Investment Company Act Release No. 25259 (Nov. 8, 2001).

[24] See id., citing, among other things, Investment Trusts and Investment Companies; Hearings on S. 3580 Before a Subcomm. of the Senate Comm. on Banking & Currency, 76th Cong., 3d Sess. at 256-59 (1940).

The definition of "affiliated person" is contained in Section 2(a)(3) of the Act.[25] Under Section 2(a)(3), the Price Funds and the Private Fund may be deemed affiliated persons of each other in a number of ways. To the extent that the Price Funds and the Private Fund are deemed to be under common control by virtue of the fact that they each have the same person acting as investment adviser or subadviser (or general partner or managing member, as the case may be, in the case of the Private Fund), the Price Funds and the Private Fund could be considered affiliated persons of each other under Section 2(a)(3)(C) of the Act.[26] A Price Fund and the Private Fund also would be considered affiliated persons of each other under Sections 2(a)(3)(A) and (B) of the Act if the Price Fund owns 5% or more of the Private Fund's voting securities. In addition, because T. Rowe Price would be an affiliated person of each Price Fund under Section 2(a)(3)(E) of the Act, the Private Fund would be considered an affiliated person of an affiliated person of each Price Fund by virtue of being an affiliated person of T. Rowe Price under Section 2(a)(3)(C) (to the extent the Private Fund is deemed to be controlled by T. Rowe Price).

Assuming the Price Funds and the Private Fund are affiliated persons of one another, or each Price Fund is an affiliated person of an affiliated person of the Private Fund, the Proposed Transactions give rise to two separate transactions that may implicate Section 17(a). Specifically, the Proposed Transactions may be prohibited under Section 17(a) because:

1. the sale of the Private Fund Interests to a Price Fund may be viewed as a sale of securities by an affiliated person (the Private Fund) to a registered investment company (the Price Fund) under Section 17(a)(1);[27] and

2. the purchase of the Eligible Securities by the Private Fund from a Price Fund, in the case of a contribution in-kind, may be viewed as a purchase of securities by an affiliated person (the Private Fund) from a registered investment company (the Price Fund) under Section 17(a)(2).[28]

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[25] Section 2(a)(3) provides that "'affiliated person' of another person means (A) any person directly or indirectly owning, controlling, or holding with power to vote, five per centum or more of the outstanding voting securities of such other person; (B) any person five per centum or more of whose outstanding voting securities are directly or indirectly owned, controlled, or held with the power to vote, by such other person; (C) any person directly or indirectly controlling, controlled by, or under common control with, such other person; (D) any officer, director, partner, copartner, or employee of such other person; (E) if such other person is an investment company, any investment adviser thereof or any member of an advisory board thereof; and (F) if such other person is an unincorporated investment company not having a board of directors, the depositor thereof."

[26] The Staff has taken the position that when two investment companies share a common investment adviser, such companies may be considered to be under common control and, therefore, affiliated persons of each other. See New England Mutual Life Insurance Co., SEC No-Action Letter (Jun. 3, 1987). However, not all advisers control the funds they advise. The determination of whether a fund is under the control of its adviser, officers or directors depends on all the relevant facts and circumstances. See Investment Company Mergers, Investment Company Act Release No. 25259 (Nov. 8, 2001) at n. 11.

[27] The return by the Private Fund of Eligible Securities contributed by a Price Fund may also be viewed as a sale of securities by an affiliated person (the Private Fund) to a registered investment company (the Price Fund) under Section 17(a)(1), and would raise the same issues and concerns as the above-stated transaction involving the sale of Private Fund Interests to a Price Fund. To the extent such return of Eligible Securities is deemed to be prohibited by Section 17(a)(1), no-action assurance for these transactions is also requested.

[28] Though the Private Fund will be deemed to be subject to certain provisions of the Act, including Section 17(a), the sale of the contributed Eligible Securities by a Price Fund to the Private Fund, in the case of a contribution in-kind, would not be

The primary concerns underlying Section 17(a) raised by the Proposed Transactions are that the Private Fund may overreach a Price Fund by (i) issuing Private Fund Interests to a Price Fund that are of either greater or lesser value than the consideration (i.e., cash or Eligible Securities) provided by the Price Fund for such Interests,[29] and (ii) in the case of Proposed Transactions involving a contribution of Eligible Securities in-kind, selecting particular Price Fund portfolio securities to be transferred to the Private Fund as in-kind consideration that would be more beneficial for the Price Fund to retain (i.e., cherry picking).[30]

We believe that the Proposed Transactions do not give rise to the concerns underlying the prohibitions in Section 17(a), or to the extent such concerns are raised, are adequately addressed by the Conditions. As stated above, both the Private Fund and each Price Fund investing in the Private Fund, except those that are subadvised by T. Rowe Price, will have identical pricing policies and procedures, which are based on objective and verifiable valuation measures. These policies and procedures will be used to value the Private Fund Interests and any Eligible Securities to be contributed in connection with an in-kind purchase, as applicable. The Private Fund and any Price Fund investing in the Private Fund, except those that are subadvised by T. Rowe Price, will ascribe the same value to any Eligible Security contributed in-kind. Price Funds that are subadvised by T. Rowe Price will value Private Fund Interest and Eligible Securities in accordance with their respective pricing policies and procedures, which are administered by their investment adviser who is not affiliated with T. Rowe Price.[31] As a result, the Private Fund will not be in a position to use its influence as an affiliated person to cause a Price Fund to provide consideration for Private Fund Interests that is greater or lesser than the value of such Interests. Furthermore, because BNY Mellon (as administrator and custodian for the TALF program) might value specific Eligible Securities differently than the Private Fund, the Private Fund might be required to use the price it obtains from BNY Mellon with respect to any Eligible Securities posted as collateral. As a result, to avoid potential dilution of Price Fund shares, no Price Fund will contribute Eligible Securities in-kind to the

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subject to the prohibition on a sale of securities by an affiliated person to a registered investment company under Section 17(a)(1), as the Private Fund is not a registered investment company. Similarly, the purchase of the Private Fund Interests by a Price Fund from the Private Fund would not be deemed to be a violation of Section 17(a)(2) because the Private Fund is not a registered investment company. Even if Section 17(a) applied to the Private Fund, however, such purchase would still not be deemed to be a violation of that section, as Section 17(a)(2) excepts the purchase of securities of which the seller (the Private Fund) is the issuer. In addition, as stated above, T. Rowe Price may be required by the Private Fund's primary dealer to act as guarantor to the Private Fund under the Private Fund's customer agreement with the dealer. To the extent that the guarantee provided by T. Rowe Price to the Price Fund could be deemed to be a sale of a security by T. Rowe Price to the Private Fund, such transaction would not be subject to the prohibition on a sale of securities by an affiliated person to a registered investment company under Section 17(a)(1), because the Private Fund is not a registered investment company.

[29] If the Private Fund issues Private Fund Interests to a Price Fund that are less than the value of the consideration provided by the Price Fund, it will cause the shares of such Price Fund to be diluted. If the Private Fund issues Private Fund Interests to a Price Fund that are greater than the value of the consideration provided by the Price Fund, it will cause the shares of each other Price Fund investing in the Private Fund to be diluted.

[30] See, e.g., Exemption of Certain Purchase or Sale Transactions between a Registered Investment Company and Certain Affiliated Persons, Investment Company Act Release No. 11136 (Apr. 21, 1980) (noting that there is a Section 17(a) concern when an investment adviser transfers desirable securities from a fund to another fund managed by the adviser or when an affiliated transaction is effected at a price which is disadvantageous to the fund).

[31] See supra, note 11.

Private Fund in exchange for Private Fund Interests (or if the in-kind contribution has already been made, the Eligible Securities will be returned to the Price Fund) unless the value ascribed to such Eligible Securities by the Price Fund and the Private Fund under their respective pricing policies and procedures (which, as specified above, for Price Funds (other than those subadvised by T. Rowe Price) and the Private Fund, will be identical) is consistent with the value that BNY Mellon (as administrator and custodian for the TALF program) would ascribe to such Eligible Securities in the event such securities would be posted as collateral for a TALF Loan. If such Eligible Securities are posted as collateral for a TALF Loan, T. Rowe Price will compare the value ascribed to such securities by the Private Fund to the value ascribed to such securities by BNY Mellon. If there is a difference between the values ascribed to such securities by the Private Fund and BNY Mellon, T. Rowe Price will independently investigate the BNY Mellon value and may proceed with pledging such securities as collateral if it determines that such difference is immaterial.[32] Under their respective pricing policies and procedures, the Price Funds (other than those that are subadvised by T. Rowe Price) and the Private Fund value each Eligible Security using a price provided by an independent pricing service. As noted above, BNY Mellon determines the value of Eligible Securities pledged as collateral for a TALF Loan according to a specific manner, which may include using the price provided by a customary pricing service, depending on the type of Eligible Securities. Under the TALF program, the value ascribed by BNY Mellon to Eligible Securities pledged as collateral may generally not be challenged by the borrower. BNY Mellon is not affiliated with T. Rowe Price.

Additionally, as stated above, each TALF Loan can only be obtained by posting as collateral Eligible Securities of the same security type (i.e., with the same CUSIP). As a result, T. Rowe Price will only accept subscriptions in-kind for Private Fund Interests of Eligible Securities that it believes can be obtained in sufficient quantity (from Private Fund investors or otherwise) to meet the aggregate $10 million minimum amount for a TALF Loan. This objective standard of selecting Eligible Securities to be contributed in-kind minimizes the risk that a Price Fund may be disadvantaged from "cherry picking" of its portfolio securities. Further, as specified in Condition 1, prior to a Price Fund's investment in the Private Fund, T. Rowe Price must, among other things, determine whether such investment is appropriate for that Price Fund on an individualized basis and, except in the case of Price Funds that are subadvised by T. Rowe Price, such investment must also be approved by the Board, including a majority of the independent members. Moreover, the portfolio manager of each investing Price Fund will independently decide whether to contribute Eligible Securities in-kind to the Private Fund in exchange for Private Fund Interests. Accordingly, the Private Fund will not have the ability to cause a Price Fund to invest in the Private Fund or contribute specific Eligible Securities in connection with any investment in the Private Fund.

Further, Condition 9 prohibits T. Rowe Price or its affiliates from making a proprietary investment in the Private Fund except to the extent necessary to provide the seed capital for the Private Fund. Such Condition helps to ensure that neither T. Rowe Price nor its affiliate will have a pecuniary incentive in connection with a Proposed Transaction to overreach a Price Fund.

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[32] See supra, note 12.

For all of these reasons, we believe that the concerns underlying Section 17(a) are either not raised by the Proposed Transactions or are adequately addressed by the Conditions. Thus, we believe the Staff should provide the no-action assurances requested in this letter.

Section 17(d) and Rule 17d-1. Section 17(d) of the Act, in pertinent part, makes it unlawful for any affiliated person of a registered investment company, or any affiliated person of such a person, acting as principal, to effect any transaction in which the registered company is a joint or joint and several participant in contravention of SEC rules and regulations. Rule 17d-1, in pertinent part, prohibits any affiliated person of a registered investment company or any affiliated person of such a person from participating in, or effecting any transaction in connection with, a joint arrangement or profit-sharing plan unless the SEC grants an exemptive order authorizing the arrangement or plan (a "joint transaction").[33] Section 17(d) was designed to prevent abuses arising from the conflicts of interest inherent in joint arrangements between investment companies and their affiliates by restricting self-dealing transactions and insider abuse, ensuring that the investment company and the affiliated persons in a joint arrangement participate on equal terms, and ensuring that in a joint arrangement, an investment company is treated fairly or has been clearly advantaged by the transaction.[34] The Staff has suggested that a conflict of interest may arise if an affiliated person has both a material pecuniary incentive and the ability to influence an investment company.[35] The Staff has also taken the position that "[s]ome element of combination or profit motive must generally be present for section 17(d) and rule 17d-1 to apply."[36]

As stated above, the Price Funds and the Private Fund could be viewed as affiliated persons of one another, or each Price Fund could be viewed as an affiliated person of an affiliated person of another Price Fund or the Private Fund, and T. Rowe Price could be viewed as an affiliated person of each of the Price Funds and the Private Fund. For similar reasons, an Account could be viewed as an affiliated person of the Price Funds, the Private Fund and T. Rowe Price or an affiliated person of an affiliated

[33] Rule 17d-1(c) defines a "joint arrangement or profit-sharing plan" to include any contract or arrangement concerning an enterprise or undertaking whereby an investment company and an affiliated person of the company "have a joint or a joint and several participation, or share in the profits of such enterprise or undertaking."

[34] See Investment Company Act of 1940; Hearings on S. 3580 Before a Subcomm. of the Senate Comm. on Banking & Currency, 76th Cong., 3d Sess. pt. 1 at 252-62 (1940) (statement of David Schenker, Chief Counsel, Securities and Exchange Commission). See also id. at 37 (Robert Healy, Commissioner, Securities and Exchange Commission, discussing insider abuse in the investment company industry).

[35] See Massachusetts Mutual Life Insurance Company, SEC No-Action Letter (Jun. 7, 2000) ("MassMutual"), which involved the aggregation of orders of investment companies, private accounts and Mass Mutual proprietary accounts for the purchase of private placement securities. The Staff noted in MassMutual that the mere aggregation of the orders of an investment company and those of its affiliated persons for the purchase or sale of private placement securities would not violate Section 17(d) and Rule 17d-1 when the aggregation does not involve a conflict of interest between the investment company and its affiliated persons (or the negotiation of any of the terms of the securities), provided that the investment company participates on terms no less advantageous than those of any other participant. See also Mergers and Consolidations Involving Registered Investment Companies, Investment Company Act Release No. 10886 (Oct. 2, 1979) (citing Investment Trusts and Investment Companies: Hearings on S. 3580 Before a Subcomm. of the Senate Comm. on Banking and Currency, 76th Cong., 3d Sess., at 256-59 (1940)).

[36] SMC Capital, Inc., SEC No-Action Letter (Sep. 5, 1995). See also SEC v. Talley Industries, Inc., 399 F.2d 396 (2d Cir. 1978), cert. denied, 393 U.S. 1015 (1969).

person of the Price Funds and the Private Fund if the particular circumstances surrounding such Account suggest that T. Rowe Price be deemed to control the Account.

As a result, the SEC or the Staff could take the position that the Proposed Transactions involving T. Rowe Price, the Price Funds, the Accounts and the Private Fund constitute a joint transaction prohibited under Section 17(d) and Rule 17d-1.[37] However, we do not believe that the Proposed Transactions as described above should be considered to be a joint transaction, as each Price Fund and Account is managed separately and without regard to any investment decisions or potential investment decisions by the other Price Funds or Accounts. As specified by Condition 1, prior to a Price Fund's investment in the Private Fund, T. Rowe Price must review the Price Fund's investment objectives, policies and restrictions and determine whether such investment is appropriate for that Price Fund on an individualized basis. As further specified in Condition 1, except with respect to those Price Funds that are subadvised by T. Rowe Price, any investment by a Price Fund in the Private Fund must also be approved in advance by the Board, including a majority of the independent members. Nevertheless, to the extent the Proposed Transactions implicate the prohibitions on joint transactions, we address the concerns underlying Section 17(d) and Rule 17d-1 below, as we believe that such concerns are not present under the circumstances described in this letter.

Each Price Fund will participate in the offering of Private Fund Interests on the same terms as other offerees (i.e., other Price Funds and Accounts). As set out in Condition 4, all of the Private Fund Interests will have identical rights and obligations and such Interests will be sold to investors (and commitments to purchase such Interests will be obtained from investors) in a single offering (with a maximum subscription period of 60 days) at the same price and on identical terms and conditions, except that certain Private Fund Interests will be sold for cash and certain Private Fund Interests will be sold for an in-kind contribution of Eligible Securities that are valued pursuant to uniform policies. As described above, with respect to the selection and contribution of Eligible Securities, each Price Fund will participate on a basis no less advantageous than any other participant.

The Conditions also ensure that the Proposed Transactions will not subject T. Rowe Price or the Price Funds to any conflicts of interest or provide T. Rowe Price with any element of profit motive that is different from the motive provided by its current role as investment adviser or subadviser of the Price Funds. In particular, under Condition 10, no Price Fund will pay T. Rowe Price, directly or indirectly, investment advisory fees relating to an investment in the Private Fund that exceed the investment advisory fees that the Price Fund would have paid T. Rowe Price under its existing investment advisory and/or other agreements, if the Price Fund did not invest in the Private Fund. In addition, T. Rowe Price will not have any material pecuniary interest with respect to the Price Funds' and Accounts' investments in the Private Fund, as Condition 9 prohibits T. Rowe Price or its affiliates from making a proprietary investment in the Private Fund except to the extent necessary to provide the seed capital for the Private Fund.

For all of these reasons, we believe that the Proposed Transactions should not be deemed a joint transaction, and to the extent they are deemed as such, that the concerns underlying Section 17(d) and

[37] To the extent T. Rowe Price's role as a guarantor of the Private Fund under the Private Fund's customer agreement with the dealer is deemed to constitute a joint transaction prohibited under Section 17(d) and Rule 17d-1, no-action assurance with respect to such arrangement is also requested.

Rule 17d-1 are either not raised by the Proposed Transactions or are adequately addressed by the Conditions.

Finally, in addition to not giving rise to the concerns underlying Sections 17(a) or (d) or Rule 17d-1, the Proposed Transactions will benefit the Price Funds and their respective shareholders, as they provide them with access to the TALF program that they could not otherwise obtain directly, as described above, while maintaining their ability to be invested, albeit indirectly, in Eligible Securities, consistent with their respective investment programs. An investment in the Private Fund by the Price Funds would also give retail investors, who are Price Fund shareholders, indirect access to the benefits of the TALF program. The Price Funds will not do anything through the Private Fund that would be unlawful for the Price Funds to do directly under the Act. Further, the in-kind transfers will benefit the Price Funds and Accounts by eliminating the duplication of brokerage costs and potential market disruption that would otherwise result from a Price Fund or Account disposing of Eligible Securities in the open market to generate cash for the purchase of Private Fund Interests and the Private Fund subsequently purchasing the same or substantially similar Eligible Securities with such cash.

Conclusion

For the foregoing reasons, we respectfully request that the Staff agree not to recommend enforcement action to the SEC against T. Rowe Price, the Price Funds, the Private Fund or the Accounts for a violation of Section 17(a) or 17(d) or Rule 17d-1 if the Price Funds and the Accounts invest in the Private Fund as described above, without obtaining an order from the SEC pursuant to Section 17(b) of the Act or Rule 17d-1 thereunder.

Should you have any questions or require any additional information concerning this request, please contact the undersigned at (212) 728-8294.

Sincerely,

Maria Gattuso

cc: Darrell Braman, Esq., T. Rowe Price Associates